UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Sony Kabushiki Kaisha

(Exact name of Registrant as specified in its charter)

SONY CORPORATION

(Translation of Registrant’s name into English)

Japan	001-06439	98-0359124
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

7-1, KONAN 1-CHOME, MINATO-KU,

TOKYO 108-0075 JAPAN

(Address of principal executive offices)

J. Justin Hill, Senior Vice President, Investor Relations

Sony Corporation of America

550 Madison Avenue
New York, NY 10022

E-mail: ir.sony@am.sony.com

(Name and E-mail of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies

☑ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) (“Rule 13p-1”) for the reporting period from January 1 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

In this document, Sony Corporation and its consolidated subsidiaries are together referred to as “Sony,” “we,” or “our.”

Sony is engaged in the development, design, manufacture, and sale of various kinds of electronic equipment, instruments, and devices for consumer, professional and industrial markets as well as game hardware and software products. Sony’s primary manufacturing facilities are located in Asia including Japan. Sony also utilizes third-party contract manufacturers for certain products. Sony is engaged in the production, acquisition and distribution of motion pictures and television programming and the operation of television and digital networks. Sony is also engaged in the development, production, manufacture, and distribution of recorded music and the management and licensing of the words and music of songs. Further, Sony is also engaged in various financial services businesses, including life and non-life insurance operations through its Japanese insurance subsidiaries and banking operations through a Japanese Internet-based banking subsidiary. Sony is also engaged in a network services business and, in Japan, an advertising agency business.

Rule 13p-1 under the Securities Exchange Act of 1934, as amended, generally provides that a company must file this specialized disclosure report if it manufactures or contracts to manufacture products for which one or more of the following minerals are necessary to the functionality or production of the products: cassiterite, columbite-tantalite (coltan), and wolframite; their derivatives tantalum, tin and tungsten; and gold (collectively, “3TG”). These minerals are considered “conflict minerals” under Rule 13p-1 regardless of their geographic origin and whether or not they fund armed conflict.

Sony has determined that certain 3TG are necessary to the functionality or production of (i) various kinds of electronic equipment, instruments, and devices for consumer, professional and industrial markets, and (ii) game hardware products manufactured by Sony or contracted to be manufactured by Sony for the period covered by this Specialized Disclosure Report. Our reasonable country of origin inquiry and related source and chain of custody diligence are described in the attached Conflict Minerals Report.

Sony maintains a Conflict Minerals Policy that supports conflict free sourcing. The link to this Policy is maintained on Sony’s website at:

http://www.sony.net/SonyInfo/csr_report/sourcing/materials/index.html

Item 1.02 Exhibit

Sony’s Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD and is publicly available at the following website:

http://www.sony.net/SonyInfo/IR/library/ConflictMineralsReport2014.pdf

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Sony Corporation

(Registrant)

______/s/ Masashi Imamura______                                                     May 29, 2015

              Masashi Imamura

    Corporate Executive Officer